Securities and Exchange Commission

                 Washington, D.C. 20549

                      Form N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF
1940 FILED PURSUANT TO SECTION 54(C) OF THE INVESTMENT
COMPANY ACT OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the Act), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:     Ridgewood Electric Power Trust IV

Address of Principal Business Office (No. & Street, City, State,
Zip Code):
947 Linwood Avenue, Ridgewood, NJ 07450-2939

Telephone Number (including area code):  (201) 447-9000

File Number under the Securities Exchange Act of 1934:
0-25430

     In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

     A. The company has never made a public offering of its securities; does not have more than 100 securityholders for purposes of section 3(c)(1) of the Act and the rules thereunder;
and does not propose to make a public offering.

     B. The company (1) has distributed substantially all of its assets to its securityholders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

     C. The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

[X] D. The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company's new business. Give the date of the shareholders' or partners' meeting and the number of votes in favor of and opposed to the change.

     The company's business is to acquire, develop and operate independent power plants and similar capital facilities.

     A consent solicitation of the company's Investors was begun on September 9, 1996, and consents were tabulated at the close of business on October 2, 1996. A total of 481.6669 Investor Shares were outstanding and entitled to be voted. The votes on the questions of withdrawing the business development company election were as follows on the tabulation date:

          FOR:               251.1130 Investor Shares
          OPPOSED:             8.3162 Investor Shares

     Additional consents were received but not tabulated due to possible improper execution. Such consents were voted in approximately the same proportions as the others.

     E.  The company has filed a notice of registration under
section 8 of the Act. State the filing date of the company's notice of registration (Form N-8A) under the Act.

     F. Other. Explain the circumstances surrounding the withdrawal of election.

SIGNATURE

Form of signature:

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the Village of Ridgewood and State of New Jersey on the 2nd day of October, 1996.

[SEAL]
Signature        RIDGEWOOD ELECTRIC POWER TRUST IV
                 (Name of Company)

                 By  /s/Robert E. Swanson
                     Robert E. Swanson, President
                    (Name of director, officer or general
                     partner signing on behalf of the company)

Attest:  /s/Mary Louise Olin
            Mary Louise Olin
           (Name)
Vice President and Assistant Secretary
           (Title)